LARRY D. IRICK

Vice President, General Counsel

and Corporate Secretary

November 2, 2006

VIA EDGAR AND FAX

RE:	Westar Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Filed March 13, 2006 and May 9, 2006

File No. 1-3523

Mr. Anthony Watson

and

Mr. William Thompson

and

Mr. James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Dear Mr. Allegretto:

We are submitting our response to your letter dated September 26, 2006 to Mr. James S. Haines, Jr. Our response includes both the text of the comment in your letter and those specific portions of your comment that request additional information regarding certain adjustments described in our previous response letter dated September 15, 2006. The Westar Energy 2005 Form 10-K is referred to in this letter as the “Report”.

Capitalized terms used in this response that are not otherwise defined have the respective meanings given them in the Report.

818 S Kansas Ave / P.O. Box 889 / Topeka, Kansas 66601

Telephone: (785) 575-1625 / Fax: (785) 575-8136

Internet: larry_irick@wr.com

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders’ Equity, page 55

1.	We reviewed your response to comment 2 in our letter dated August 15, 2006 noting that you did not address stock compensation charged to additional paid-in capital. Please tell us in detail the nature of stock compensation charges to paid-in capital for each of the years presented and how the related credits are reflected in the statements of income and cash flows or elsewhere. In doing so, please explain to us how these amounts relate to the other information provided in your response, particularly with respect to adjustments related to non-cash compensation expense and stock options exercised. In addition, please tell us how the direct credit to retained earnings noted in footnote (a) on page 5 of 10 of your response is reflected in the statement. Further, please tell us the entries that were made to record the adjustments related to preference shares retired in the previous period and dividends previously accrued set forth on page 7 of 10 of your response. Finally, please provide us with an explanation of the adjustments referred to in the previous two sentences that would facilitate our understanding.

Company Response:

Following is an analysis of stock compensation activity recorded to paid-in capital for each of the years as presented in the consolidated statements of shareholders’ equity included in the Report. All amounts in this document are in thousands of dollars.

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

2005 Analysis of Stock Compensation Activity Recorded to Paid-in Capital:

		Entries to Paid-in Capital DR – (CR)	Compensation Expense DR – (CR)
Record issuance of common stock for vested restricted share units (RSUs) (1)
Current liabilities – payroll taxes withheld	$(2,763)
Common stock issued	(1,169)
Paid-in capital – issuance of common stock (net)	(4,065)

	$(7,997)	$7,997

Record reinvested dividend equivalents (2)
Compensation expense	$188	(188)	$188

Record forfeited unearned RSUs
Unearned compensation	$(71)	71

Payout of deferred dividend equivalents
Cash	$(79)
Current liabilities – payroll taxes withheld	(35)

	$(114)	114

Record exercise of stock options (3)
Cash	$150
Common stock issued	(28)

	$122	(122)

Record change in intrinsic value of stock options (4)
Compensation expense	$(26)	26	(26)

Record adjustment for excess income tax benefit
Tax expense (5)	$780
Deferred taxes	1,112

	$1,892	(1,892)

Total Stock Compensation Recorded to Paid-in Capital		$6,006

Non-cash Compensation Recorded to Paid-in Capital			$162

(1)	Entry records issuance of common stock for vested RSUs

(2)	Entry records compensation expense for reinvested dividend equivalents on outstanding RSUs

(3)	Entry records issuance of common stock related to the exercise of stock options

(4)	Entry records adjustment to compensation expense due to change in stock option intrinsic value (variable plan accounting)

(5)	$582 of this amount relates to years 2002 ($13) and 2001 ($569)

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

Following is a reconciliation of the compensation expense charged to paid-in capital as shown above to the adjustments related to non-cash compensation expense as detailed in our September 15, 2006 response to your August 15, 2006 letter:

2005:	DR – (CR)
Non-cash compensation recorded to paid-in capital	$162
Recognize change in intrinsic value of stock options at date of exercise	20
Amortization of other non-cash compensation	18

Total adjustments to determine non-cash compensation as indicated on page 4 in our September 15, 2006 response	$200

The following is a reconciliation of the exercised stock options recorded to paid-in capital shown in the above table as compared to the adjustment shown in our September 15, 2006 response to your August 15, 2006 letter:

2005:	DR – (CR)
Exercised options credited to paid-in capital	$(122)
Amount inadvertently not included in supplemental cash flow in Note 2 of the Notes to Consolidated Financial Statements	9

Total adjustment for stock options exercised as indicated on page 4 in our September 15, 2006 response	$(113)

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

2004 Analysis of Stock Compensation Activity Recorded to Paid-in Capital:

		Entries to Paid-in Capital DR – (CR)	Compensation Expense DR – (CR)
Record issuance of common stock for vested RSUs (1)
Current liabilities – payroll taxes withheld	$(4,372)
Common stock issued	(2,226)
Treasury stock	(77)
Paid-in capital – issuance of common stock (net)	(6,879)

	$(13,554)	$13,554

Record reinvested dividend equivalents (2)
Compensation expense	$130		$130
Accrued liability	498

	$628	(628)

Record unearned forfeited RSUs
Unearned compensation	$(97)	97

Record exercise of stock options (3)
Cash	$31
Common stock issued	(7)

	$24	(24)

Record change in intrinsic value of stock options (4)
Compensation expense	$13	(13)	13

Total Stock Compensation Recorded to Paid-in Capital		$12,986

Non-cash Compensation Recorded to Paid-in Capital			$143

(1)	Entry records issuance of common stock for vested RSUs

(2)	Entry records compensation expense for reinvested dividend equivalents on outstanding RSUs and shares deferred under our stock for compensation program and the reclassification from a liability account to paid-in capital for dividend equivalents previously expensed and recorded as an accrued liability

(3)	Entry records issuance of common stock related to the exercise of stock options

(4)	Entry records adjustment to compensation expense due to change in stock option intrinsic value (variable plan accounting)

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

Following is a reconciliation of the compensation expense charged to paid-in capital as shown above to the adjustments related to non-cash compensation expense as detailed in our September 15, 2006 response to your August 15, 2006 letter:

2004:	DR – (CR)
Non-cash compensation expense recorded to paid-in capital	$143
Recognize change in intrinsic value of stock options at date of exercise	8
Amortization of other non-cash compensation	927

Total adjustments to determine non-cash compensation as indicated on page 5 in our September 15, 2006 response	$1,078

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

2003 Analysis of Stock Compensation Activity Recorded to Paid-in Capital:

		Entries to Paid-in Capital DR – (CR)	Compensation Expense DR – (CR)
Record issuance of common stock for vested RSUs (1)
Current liabilities – payroll taxes withheld	$(1,687)
Treasury stock	(2,078)
Paid-in capital – issuance of common stock (net)	(913)

	$(4,678)	$4,678

Record reinvested dividend equivalents (2)
Compensation expense	$113	(113)	$113

Record change in intrinsic value of stock options (3)
Compensation expense	$46	(46)	46

Total Stock Compensation Recorded to Paid-in Capital		$4,519

Non-cash Compensation Recorded to Paid-in Capital			$159

(1)	Entry records issuance of common stock for vested RSUs

(2)	Entry records compensation expense for reinvested dividend equivalents on shares deferred under our stock for compensation program

(3)	Entry records adjustment to compensation expense due to change in stock option intrinsic value (variable plan accounting)

Following is a reconciliation of the compensation expense charged to paid-in capital as shown above to the adjustments related to non-cash compensation expense as detailed in our September 15, 2006 response to your August 15, 2006 letter:

2003:	DR – (CR)
Compensation expense charged to paid-in capital	$159
Deferred dividend equivalents	15
Amortization of other non-cash compensation	217

Total adjustments to determine non-cash compensation as indicated on page 7 in our September 15, 2006 response	$391

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

For all years, common stock issued and changes in paid-in capital related to the issuance of stock, with the exception of the portion for stock option exercise, are included in the supplemental cash flow information. The stock option exercise is presented in the statement of cash flows as a financing activity and is included on the line item issuance of common stock, net. Current liabilities – payroll taxes withheld, cash payment to adjust deferred dividend equivalents, and tax expense – are included in the other current liabilities line of the statement of cash flows as an operating activity. Compensation expense is presented in the statement of cash flows as an adjustment to reconcile net income to net cash provided by operating activities and is included on the line item non-cash stock compensation.

“ . . . please tell us how the direct credit to retained earnings noted in footnote (a) on page 5 of 10 of your response is reflected in the statement.”

Company Response:

The direct credit to retained earnings is included in the “Preferred dividends, net of retirements” total found in the retained earnings (accumulated deficit) and is included in the $1,074 amount shown for 2004 in the consolidated statements of shareholders’ equity in the Report. The following table itemizes the components that comprise the $1,074 amount shown in the statement:

Preferred dividends	$243
Reclassification of prior period purchase of company stock from subsidiary	1,380
Direct credit	(549)

Total preferred dividends, net of retirements	$1,074

“ . . . please tell us the entries that were made to record the adjustments related to preference shares retired in the previous period and dividends previously accrued set forth on page 7 of 10 of your response.”

Company Response:

In 1996 and 1998, we retired two different series of preference stock for which we had incurred approximately $1,696 in original issuance costs. These issuance costs were not reclassified to retained earnings at the time the preference stock issue was retired as is required by the Federal Energy Regulatory Commission’s Code of Federal Regulation. The entry that was made in 2003 to reclassify the issuance costs was a credit to preference stock issuance costs (paid-in capital) and a debit to retained earnings.

A reconciliation of our accrued dividend liability indicated the balance was an amount that was greater than our liability. The $1,359 adjustment recorded in 2003 to adjust the accrued dividend balance was recorded by debiting (decreasing) the accrued dividend liability balance and crediting (increasing) retained earnings.

Mr. Anthony Watson, Mr. William Thompson, Mr. James Allegretto

Securities and Exchange Commission

November 2, 2006

Management evaluated the materiality of each of the adjustments described in our response for both the period in which the adjustment was recorded, and the period to which the adjustment pertains. Relevant quantitative and qualitative criteria were considered in the evaluation process. Specific criteria included the overall magnitude of the adjustments, the non-operating characteristics of the adjustments, the lack of having any effect on any incentive compensation, and relevance in terms of influencing investor expectations regarding predicting future performance or trends in income.

Based upon its evaluation, management concluded that these adjustments were immaterial and would not effect the reliability of the statements.

At your request, we are filing this letter through the EDGAR system and sending a signed original copy of this letter by overnight courier to Mr. Allegretto. Please feel free to call the undersigned at (785) 575-1625 or Mr. Lee Wages, Vice President, Controller of Westar Energy at (785) 575-6320 if you have any additional questions.

Sincerely,

WESTAR ENERGY, INC.

By:	/s/ Larry D. Irick
Larry D. Irick
Vice President, General Counsel and Corporate Secretary

lms

cc:	Mr. Cliff Olsen, Deloitte and Touche LLP

Mr. Michael Contreras, Deloitte and Touche LLP